UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REGIONAL HEALTH PROPERTIES, INC.

(Name of Subject Company and Filing Person (Issuer))

10.875% Series A Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

75903M200

(CUSIP Number of Class of Securities)

Amendment No. 6

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

REGIONAL HEALTH PROPERTIES, INC.

(Name of the Issuer and Person Filing Statement)

10.875% Series A Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

75903M200

(CUSIP Number of Class of Securities)

Brent Morrison

Chief Executive Officer and President

Regional Health Properties, Inc.

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024

(678) 869-5116

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Clinton W. Rancher

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO/13E-3

This Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (this “Schedule TO”) relates to the now-expired offer (the “Exchange Offer”) by Regional Health Properties, Inc. (the “Company”) to exchange any and all outstanding shares of the Company’s 10.875% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Stock”) tendered in the Exchange Offer for newly issued shares of the Company’s 12.5% Series B Cumulative Redeemable Preferred Shares (the “Series B Preferred Stock”), on the terms and subject to the conditions set forth in the proxy statement/prospectus (as it may be supplemented and amended from time to time, the “Prospectus”), which is filed as exhibit (a)(1)(i) hereto, and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal”), which is filed as exhibit (a)(1)(ii) hereto.

This Amendment No. 6 to Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-3 and 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and is the final amendment to the Schedule TO to report the final results of the Exchange Offer. Except as amended or supplemented hereby, all terms of the Schedule TO and the exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

The Exchange Offer expired at 11:59 p.m., New York City time, on June 27, 2023 (such time and date, the “Expiration Date”). Continental Stock Transfer & Trust Company, the exchange agent in connection with the Exchange Offer, has advised the Company that, as of the Expiration Date, 2,252,272 shares of Series A Preferred Stock had been properly tendered (and not validly withdrawn) in the Exchange Offer, representing approximately 80.1% of the outstanding shares of Series A Preferred Stock. All of the shares of Series A Preferred Stock properly tendered (and not validly withdrawn) prior to the Expiration Date pursuant to the Exchange Offer were accepted by the Company and will be retired. On June 30, 2023, in exchange for each such share of Series A Preferred Stock, participating holders of Series A Preferred Stock received one share of Series B Preferred Stock, resulting in the issuance of 2,252,272 shares of Series B Preferred Stock. 559,263 shares of Series A Preferred Stock did not participate in the Exchange Offer and remain outstanding.

The Company’s press release, dated July 3, 2023, announcing the final results and closing of the Exchange Offer is included as Exhibit (a)(5)(ix) hereto.

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Item 12. Exhibits.

Exhibit	Description

(a)(1)(i)	Proxy Statement/Prospectus, dated May 25, 2023 (the “Prospectus”) (incorporated by reference to the Company’s filing on May 25, 2023 pursuant to Rule 424(b)(3) (Reg. No. 333-269750) under the Securities Act of 1933).

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(4)	The Prospectus (see Exhibit (a)(1)(i)).

(a)(5)(i)	Form of Amended and Restated Article III of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex A to the Prospectus, see Exhibit (a)(1)(i)).

(a)(5)(ii)	Form of Amended and Restated Section 2.1 of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex B-1 to the Prospectus, see Exhibit (a)(1)(i)).

(a)(5)(iii)	Form of Article X of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex B-2 to the Prospectus, see Exhibit (a)(1)(i)).

(a)(5)(iv)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on April 14, 2023).

(a)(5)(v)	Press Release, dated February 17, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 17, 2023).

(a)(5)(vi)	Press Release, dated May 25, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on May 25, 2023).

(a)(5)(vii)	Investor Presentation, dated May 2023 (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on May 25, 2023).

(a)(5)(viii)	Press Release, dated June 28, 2023 (incorporated by reference to the Company’s filing pursuant to Rule 425 under the Securities Act of 1933 filed on June 28, 2023).

(a)(5)(ix)	Press Release, dated July 3, 2023 (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on July 3, 2023).

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K12B filed on October 2, 2017).

(d)(2)	Articles of Amendment to Amended and Restated Articles of Incorporation of Regional Health Properties, Inc., effective December 31, 2018 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on December 28, 2018).

(d)(3)	Articles of Amendment Establishing Series E Redeemable Preferred Shares of Regional Health Properties, Inc., effective February 14, 2023 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 17, 2023).

(d)(4)	Regional Health Properties, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 17, 2020).

(d)(5)	Articles of Amendment to Amended and Restated Articles of Incorporation of Regional Health Properties, Inc., effective June 27, 2023 (incorporated by reference to Exhibit 3.4 of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 333-269750) filed on June 28, 2023).

(g)	Not applicable.

(h)	Tax Opinion of Baker Botts L.L.P. (incorporated by reference to Exhibit 8.1 of the Company’s Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 333-269750) filed on April 28, 2023).

107*	Filing Fee Table.

* Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2023

REGIONAL HEALTH PROPERTIES, INC.

	By:	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

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